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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             Gadzoox Networks, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   362555 10 4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ]  Rule 13d-1(b)

           [ ]  Rule 13d-1(c)

           [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)


                               Page 1 of 5 pages

---------------------                                          -----------------
CUSIP NO. 362555 10 4                   13G
---------------------                                          -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON

          Alistair D. Black
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States citizen
-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER
     NUMBER OF                 1,703,801 shares
      SHARES           --------------------------------------------------------
    BENEFICIALLY        6      SHARED VOTING POWER
      OWNED BY                 1,420,202 shares
        EACH           --------------------------------------------------------
     REPORTING          7      SOLE DISPOSITIVE POWER
       PERSON                  1,703,801 shares
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
       WITH                    1,420,202 shares
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,703,801 shares
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.6%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*
          IN
-------------------------------------------------------------------------------


                               Page 2 of 5 pages
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---------------------                                          -----------------
CUSIP NO. 362555 10 4                   13G
---------------------                                          -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON

          Deborah A. Savage
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (c)  [ ]
                                                                        (d)  [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States citizen
-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER
     NUMBER OF                 1,420,202 shares
      SHARES           --------------------------------------------------------
    BENEFICIALLY        6      SHARED VOTING POWER
      OWNED BY                 1,420,202 shares
        EACH           --------------------------------------------------------
     REPORTING          7      SOLE DISPOSITIVE POWER
       PERSON                  1,420,202 shares
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
        WITH                   1,420,202 shares
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,420,202 shares
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.5%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*
          IN
-------------------------------------------------------------------------------


                               Page 3 of 5 pages
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ITEM 1.

        (a)    NAME OF ISSUER:  Gadzoox Networks, Inc.

        (b)    ADDRESS OF ISSUER'S PRINCIPAL BUSINESS OFFICES:

               5850 Hellyer Avenue, San Jose, CA  95138

ITEM 2.

        (a)    NAME OF PERSON FILING:

               1)     Alistair Black

               2)     Deborah A. Savage

        (b)    ADDRESS OF PRINCIPAL BUSINESS OR, IF NONE, RESIDENCE:

               1)     18164 Via Encantada
                      Monte Sereno, CA 95030

               2)     18164 Via Encantada
                      Monte Sereno, CA 95030

        (c)    CITIZENSHIP:

               Alistair Black:  United States citizen

               Deborah A. Savage:  United States citizen

        (d)    TITLE OF CLASS OF SECURITIES:  Common Stock, $.005 par value

        (e)    CUSIP NUMBER:  362555  10  4

ITEM 3.        Not applicable.

ITEM 4.

        (a)    AMOUNT BENEFICIALLY OWNED:

               1) Alistair D. Black: At December 31, 1999, Mr. Black was deemed to own 1,703,801 shares of Gadzoox Networks' Common Stock consisting of a) 18,518 shares held as Custodian for Duncan Oliver Black, b) 18,518 shares held as Custodian for Dylan Savage Black, c) stock options for 246,563 shares exercisable within 60 days of December 31, 1999 and
                      d) 1,420,202 shares held by The Savage/Black Living Trust, Alistair D. Black and Deborah A. Savage, Trustees. Mr. Black disclaims beneficial ownership of the 37,036 shares held as Custodian.

               2) Deborah A. Savage: At December 31, 1999, Ms. Savage was deemed to own 1,420,202 shares held by The Savage/Black Living Trust, Alistair D. Black and Deborah A. Savage, Trustees.

        (b)    PERCENT OF CLASS:

               1)     Alistair Black:  6.6%.

               2)     Deborah A. Savage:  5.5%


                               Page 4 of 5 pages
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               3)     The foregoing percentages are calculated based on the
                      25,663,806 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Gadzoox Networks for the fiscal quarter ended September 30, 1999.

        (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS SOLE AND SHARED POWER TO VOTE, DIRECT THE VOTE, DISPOSE OR DIRECT THE DISPOSITION
               OF:

               Alistair D. Black and Deborah A. Savage each have sole and shared power to vote, direct the vote, dispose or direct the disposition of the 1,420,202 shares held by The Savage/Black Living Trust, of which each is a Trustee.

ITEM 5. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.        Not applicable.

ITEM 7.        Not applicable.

ITEM 8.        Not applicable.

ITEM 9.        Not applicable.

ITEM 10. Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).



                                   SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2000



/s/ Alistair D. Black
------------------------------------
    Alistair D. Black



/s/ Deborah A. Savage
------------------------------------
    Deborah A. Savage


                               Page 5 of 5 pages